SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 13) 1

United American Healthcare Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90934C105
(CUSIP Number)

Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212)  247-0581
Attn: Gary Herman

With a copy to

Olshan Grundman Frome Rosenzweig & Wolosky, LLP
65 East 55th Street
New York, NY 10019
(212) 451-2300
Thomas J. Fleming, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June  21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, LP (Cayman) 98-0498777
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 115.69% (1)
14		TYPE OF REPORTING PERSON PN

(1)
On the basis of 8,164,117 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May  17, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC n/a
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 115.69% (1)
14		TYPE OF REPORTING PERSON OO

(1)
On the basis of 8,164,117 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May  17, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 5,400 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,400 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,079 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 115.76% (2)
14		TYPE OF REPORTING PERSON IN

(1)	This includes 1,050 shares of common stock held by FBR, Inc., an entity over which Mr. Herman has investment and voting discretion.

(2)
On the basis of 8,164,117 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May  17, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 350,284(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 350,284 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,963 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.98% (2)
14		TYPE OF REPORTING PERSON IN

(1)
This includes 268,484 shares of common stock held by the Bruce Galloway, IRA, 18,100 shares of common stock held by Mr. Galloway, 20,775 shares of common stock owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of common stock owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 12,253 shares held by T3 Capital Fund, LP for which Mr. Galloway retains investment and voting discretion, 2,930 shares held by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

(2)
On the basis of 8,164,117 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May  17, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.	Purpose of Transaction

On June 21, 2010 Bruce Galloway a Director of the Issuer and a member of the Strategic Group sent a letter to the Issuer protesting to the recent transaction and that Management did not have the necessary approvals to go forward on the transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, LP (Cayman)

June 21, 2010	By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

June 21, 2010	/s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member

June 21, 2010	/s/ Gary L. Herman

Gary L. Herman

June 21, 2010	/s/ Bruce Galloway

Bruce Galloway